Exhibit 99
NEWS

[LOGO]
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

**Kadant Reports 2009 Fourth Quarter and Full-Year Results
and Provides Financial Guidance for 2010**

WESTFORD, Mass., February 24, 2010 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $56.8 million in the fourth quarter of 2009, a decrease of $10.4 million, or 15 percent, compared with $67.2 million in the fourth quarter of 2008. Revenues for the fourth quarter of 2009 included a $2.6 million, or 4 percent, increase from foreign currency translation. Operating loss from continuing operations was $0.3 million in the fourth quarter of 2009, including a $2.1 million pre-tax restructuring charge primarily related to the Company's Kadant Lamort subsidiary. Operating loss from continuing operations was $39.7 million in the fourth quarter of 2008, which included a $40.3 million pre-tax goodwill impairment charge and a $3.1 million pre-tax restructuring charge. Net loss was $1.7 million in the fourth quarter of 2009, or $.14 per diluted share, compared to a net loss of $41.4 million, or $3.25 per diluted share, in the fourth quarter of 2008. Net loss in the fourth quarter of 2009 included a $1.4 million charge related to discrete tax items and a $1.4 million after-tax restructuring charge. Net loss in the fourth quarter of 2008 included a $26.7 million after-tax goodwill impairment charge, a $15.4 million charge related to discrete tax items, and a $2.3 million after-tax restructuring charge. Adjusted net income, a non-GAAP measure, in the fourth quarter of 2009 was $1.1 million, or $.09 per diluted share, compared to $3.0 million, or $.24 per diluted share, in the fourth quarter of 2008.

Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS) Reconciliation (non-GAAP)	Three Months Ended Jan. 2, 2010		Three Months Ended Jan. 3, 2009	
	($ in millions)	Diluted EPS	($ in millions)	Diluted EPS
Net Loss and Diluted EPS Attributable to Kadant, as reported	$ (1.7)	$ (.14)	$ (41.4)	$ (3.25)
Adjustments for the following:				
Goodwill impairment charge, net of tax	-	-	26.7	2.10
Incremental tax provision	1.4	.11	15.4	1.21
Restructuring costs, net of tax	1.4	.12	2.3	.18
Adjusted Net Income and Adjusted Diluted EPS	$ 1.1	$ .09	$ 3.0	$ .24

For full-year 2009, Kadant reported revenues from continuing operations of $225.6 million, a decrease of $103.6 million, or 31 percent, compared with $329.2 million in 2008. Revenues for 2009 included a $10.9 million, or 3 percent, decrease from foreign currency translation. Operating loss from continuing operations was $0.5 million in 2009, including a $4.4 million pre-tax restructuring charge, compared to an operating loss of $13.0 million in 2008, which included a $40.3 million pre-tax goodwill impairment charge and a $2.0 million pre-tax restructuring charge. Net loss was $5.9 million in 2009, or $.48 per diluted share, compared to a net loss of $22.6 million, or $1.67 per diluted share, in 2008. Adjusted net income, a non-GAAP measure, for 2009 was $1.6 million, or $.13 per diluted share, compared to $21.1 million, or $1.56 per diluted share, in 2008.

Adjusted Net Income and Adjusted Diluted EPS Reconciliation (non-GAAP)	Twelve Months Ended Jan. 2, 2010		Twelve Months Ended Jan. 3, 2009	
	($ in millions)	Diluted EPS	($ in millions)	Diluted EPS
Net Loss and Diluted EPS Attributable to Kadant, as reported	$ (5.9)	$ (.48)	$ (22.6)	$ (1.67)
Adjustments for the following:				
Goodwill impairment charge, net of tax	-	-	26.7	1.98
Incremental tax provision	4.6	.37	15.4	1.14
Restructuring costs and other income, net of tax	2.9	.24	1.6	.11
Adjusted Net Income and Adjusted Diluted EPS	$ 1.6	$ .13	$ 21.1	$ 1.56

-more-

"Despite a challenging environment, we were at the top end of our fourth quarter revenue guidance and exceeded our fourth quarter adjusted EPS guidance to finish 2009 on a positive note," said Jonathan W. Painter, president and chief executive officer of Kadant. "We were also encouraged to see another sequential increase in our quarterly bookings and revenues. The sequential revenue increase was led by our fluid-handling and water management product lines, which increased 10 percent and 23 percent, respectively. Also, gross margins were a solid 41 percent in the fourth quarter of 2009 and cash flows from continuing operations reached $11 million, contributing to a record $43 million in cash flows for 2009.

"Since the beginning of the economic downturn, we have taken several important steps to improve our financial position and increase our operating leverage going forward, including reducing our global workforce by approximately 400 employees. In addition, we reduced selling, general, and administrative expenses by $19 million in 2009 compared to 2008. The strong cash flows allowed us to pay down our debt obligations by $32 million in 2009 and end the year with a net cash (cash less debt) position of $22 million. Also, during the fourth quarter of 2009, we incurred a pre-tax restructuring charge of $2.1 million largely in connection with a restructuring plan initiated by our Kadant Lamort subsidiary. This restructuring process is ongoing and is expected to result in a workforce reduction of approximately 40 employees in Europe and yield annualized savings of approximately $2.6 million once completed.

"The sequential increase in our revenues during the past two quarters suggests that a modest recovery may be underway. However, continued uncertainty regarding the strength and sustainability of a recovery leads us to maintain a cautious outlook for the coming year. As a result, we expect to report GAAP diluted EPS of $.06 to $.08 from continuing operations in the first quarter of 2010, including $.01 of restructuring costs, on revenues of $56 to $58 million. For the full year, we expect to achieve GAAP diluted EPS of $.45 to $.55 from continuing operations, including $.02 of estimated restructuring costs, on revenues of $240 to $250 million."

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted net income, adjusted diluted EPS, increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends. In addition, we exclude from certain financial measures goodwill impairment charges, restructuring costs, discrete tax items, and gains on the sale of assets to give investors additional insight into our quarterly and annual operating performance, especially when compared to quarters in which such items had greater or lesser effect, or no effect. In addition, these items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

-more-

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted Diluted EPS in the three- and twelve-month periods ended January 2, 2010 and January 3, 2009 was calculated using the reported weighted average diluted shares for each period. Adjusted Diluted EPS for the twelve-month period ended January 3, 2009 has been restated from the 2008 disclosure to also exclude other income of $.06 from after-tax gains on sales of assets, net of restructuring costs.

Adjusted operating income and adjusted EBITDA exclude:
- a goodwill impairment charge of $40.3 million in the fourth quarter of 2008.
- net costs associated with a restructuring charge of $2.1 million and $3.1 million in the fourth quarters of 2009 and 2008, respectively, and $4.4 million and $2.0 million in 2009 and 2008, respectively. The net restructuring charge of $2.0 million in 2008, consisted of restructuring costs of $3.7 million, net of gains on the sale of assets of $1.7 million.

Adjusted net income and adjusted diluted EPS also exclude:
- a goodwill impairment charge of $26.7 million, net of tax of $13.6 million, in the fourth quarter and full year 2008. The tax effect was calculated based on the effective tax rates of the subsidiaries which incurred the goodwill impairment charge.
- a restructuring charge of $1.4 million, net of tax of $0.7 million, and $2.3 million, net of tax of $0.8 million, in the fourth quarters of 2009 and 2008, respectively, and a net restructuring charge of $2.9 million, net of tax of $1.5 million, and $1.6 million, net of tax of $0.4 million, in 2009 and 2008, respectively. The tax effects were calculated based on the effective tax rates of the subsidiaries which incurred the restructuring charges.
- incremental tax provision of $1.4 million, or $.11 per diluted share, and $15.4 million, or $1.21 per diluted share, in the fourth quarter of 2009 and 2008, respectively, and incremental tax provision of $4.6 million, or $.37 per diluted share, and $15.4 million, or $1.14 per diluted share, in 2009 and 2008, respectively. These incremental tax provisions are primarily due to valuation allowances established for certain foreign and U.S. deferred tax assets.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, February 25, 2010, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the conference call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until March 26, 2010.

-more-

Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Operations (a)	Three Months Ended		Twelve Months Ended	
	Jan. 2, 2010	Jan. 3, 2009	Jan. 2, 2010	Jan. 3, 2009
Revenues	$ 56,760	$ 67,154	$ 225,565	$ 329,158
Costs and Operating Expenses:				
Cost of revenues	33,318	38,241	134,759	193,355
Selling, general, and administrative expenses	20,219	23,576	81,229	100,280
Research and development expenses	1,371	1,562	5,622	6,187
Goodwill impairment	-	40,333	-	40,333
Restructuring costs and other income, net (b)	2,146	3,105	4,429	2,010
	57,054	106,817	226,039	342,165
Operating Loss	(294)	(39,663)	(474)	(13,007)
Interest Income	39	398	387	1,935
Interest Expense	(378)	(833)	(2,171)	(2,738)
Loss from Continuing Operations Before Provision for Income Taxes	(633)	(40,098)	(2,258)	(13,810)
Provision for Income Taxes	1,096	1,309	3,692	8,466
Loss from Continuing Operations	(1,729)	(41,407)	(5,950)	(22,276)
(Loss) Income from Discontinued Operation, Net of Tax	(4)	23	(18)	37
Net Loss	(1,733)	(41,384)	(5,968)	(22,239)
Net Loss (Income) Attributable to Noncontrolling Interest	12	(33)	44	(319)
Net Loss Attributable to Kadant	$ (1,721)	$ (41,417)	$ (5,924)	$ (22,558)
Amounts Attributable to Kadant:				
Loss from Continuing Operations	$ (1,717)	$ (41,440)	$ (5,906)	$ (22,595)
(Loss) Income from Discontinued Operation, Net of Tax	(4)	23	(18)	37
Net Loss Attributable to Kadant	$ (1,721)	$ (41,417)	$ (5,924)	$ (22,558)
Basic and Diluted Loss per Share from Continuing Operations Attributable to Kadant	$ (.14)	$ (3.25)	$ (.48)	$ (1.67)
Basic and Diluted Loss per Share Attributable to Kadant	$ (.14)	$ (3.25)	$ (.48)	$ (1.67)
Basic and Diluted Weighted Average Shares	12,282	12,732	12,331	13,527

-more-

Revenues by Product Line	Three Months Ended		Increase	Increase (Decrease) Excluding Effect of Currency Translation
	Jan. 2, 2010	Jan. 3, 2009	(Decrease)	(c,e)
Stock-Preparation Equipment	$ 20,440	$ 24,360	$ (3,920)	$ (4,835)
Fluid-Handling	17,296	20,782	(3,486)	(4,691)
Accessories	11,576	12,920	(1,344)	(1,740)
Water-Management	5,501	7,452	(1,951)	(2,049)
Other	456	473	(17)	(11)
Pulp and Papermaking Systems Segment	55,269	65,987	(10,718)	(13,326)
Other (d)	1,491	1,167	324	324
	$ 56,760	$ 67,154	$ (10,394)	$ (13,002)

	Twelve Months Ended		Increase	Increase (Decrease) Excluding Effect of Currency Translation
	Jan. 2, 2010	Jan. 3, 2009	(Decrease)	(c,e)
Stock-Preparation Equipment	$ 85,731	$ 128,253	$ (42,522)	$ (39,470)
Fluid-Handling	63,930	98,675	(34,745)	(31,705)
Accessories	45,895	60,716	(14,821)	(11,384)
Water-Management	20,273	31,685	(11,412)	(10,401)
Other	1,778	2,418	(640)	(247)
Pulp and Papermaking Systems Segment	217,607	321,747	(104,140)	(93,207)
Other (d)	7,958	7,411	547	547
	$ 225,565	$ 329,158	$ (103,593)	$ (92,660)

	Three Months Ended		Increase
Sequential Revenues by Product Line	Jan. 2, 2010	Oct. 3, 2009	(Decrease)
Stock-Preparation Equipment	$ 20,440	$ 19,672	$ 768
Fluid-Handling	17,296	15,794	1,502
Accessories	11,576	11,917	(341)
Water-Management	5,501	4,486	1,015
Other	456	487	(31)
Pulp and Papermaking Systems Segment	55,269	52,356	2,913
Other (d)	1,491	1,360	131
	$ 56,760	$ 53,716	$ 3,044

-more-

Business Segment Information (d)	Three Months Ended		Twelve Months Ended	
	Jan. 2, 2010	Jan. 3, 2009	Jan. 2, 2010	Jan. 3, 2009
Gross Profit Margin:				
Pulp and Papermaking Systems	42%	43%	40%	42%
Other	31%	18%	35%	27%
	41%	43%	40%	41%
Operating Loss:				
Pulp and Papermaking Systems	$ 2,723	$ (36,411)	$ 10,203	$ 1,341
Corporate and Other	(3,017)	(3,252)	(10,677)	(14,348)
	$ (294)	$ (39,663)	$ (474)	$ (13,007)
Adjusted Operating Income (c):				
Operating Loss	$ (294)	$ (39,663)	$ (474)	$ (13,007)
Goodwill impairment	-	40,333	-	40,333
Restructuring costs and other income, net (b)	2,146	3,105	4,429	2,010
	$ 1,852	$ 3,775	$ 3,955	$ 29,336
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$ 61,898	$ 49,102	$ 213,376	$ 281,107
Other	2,326	1,389	8,958	6,933
	$ 64,224	$ 50,491	$ 222,334	$ 288,040
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$ 368	$ 1,951	$ 2,529	$ 5,606
Corporate and Other	57	49	275	592
	$ 425	$ 2,000	$ 2,804	$ 6,198

Cash Flow and Other Data from Continuing Operations	Three Months Ended		Twelve Months Ended	
	Jan. 2, 2010	Jan. 3, 2009	Jan. 2, 2010	Jan. 3, 2009
Cash Provided by Operations	$ 11,352	$ 2,243	$ 43,116	$ 19,358
Depreciation and Amortization Expense	1,853	1,913	7,448	7,530

Balance Sheet Data (a)	Jan. 2, 2010	Jan. 3, 2009
Assets		
Cash and Cash Equivalents	$ 45,675	$ 40,139
Accounts Receivable, net	36,436	54,517
Inventories	37,435	55,762
Other Current Assets	11,725	26,589
Property, Plant and Equipment, net	38,415	41,638
Intangible Assets	28,071	30,115
Goodwill	97,622	95,030
Other Assets	12,277	13,127
	$ 307,656	$ 356,917
Liabilities and Shareholders' Investment		
Accounts Payable	$ 17,612	$ 24,212
Short- and Long-term Debt	23,250	55,411
Other Liabilities	72,763	82,901
Total Liabilities	$ 113,625	$ 162,524
Shareholders' Investment	$ 194,031	$ 194,393
	$ 307,656	$ 356,917

-more-

Adjusted Operating Income and Adjusted EBITDA Reconciliation	Three Months Ended		Twelve Months Ended	
	Jan. 2, 2010	Jan. 3, 2009	Jan. 2, 2010	Jan. 3, 2009
Consolidated				
Net Loss Attributable to Kadant	$ (1,721)	$ (41,417)	$ (5,924)	$ (22,558)
Net (Loss) Income Attributable to Noncontrolling Interest	(12)	33	(44)	319
Loss (Income) from Discontinued Operation, Net of Tax	4	(23)	18	(37)
Provision for Income Taxes	1,096	1,309	3,692	8,466
Interest Expense, net	339	435	1,784	803
Goodwill Impairment	-	40,333	-	40,333
Restructuring costs and other income, net (b)	2,146	3,105	4,429	2,010
Adjusted Operating Income (c)	1,852	3,775	3,955	29,336
Depreciation and Amortization	1,853	1,913	7,448	7,530
Adjusted EBITDA (c)	$ 3,705	$ 5,688	$ 11,403	$ 36,866
Pulp and Papermaking Systems				
Operating Income (Loss)	$ 2,723	$ (36,411)	$ 10,203	$ 1,341
Goodwill Impairment	-	40,333	-	40,333
Restructuring costs and other income, net (b)	2,146	3,105	4,429	2,010
Adjusted Operating Income (c)	4,869	7,027	14,632	43,684
Depreciation and Amortization	1,732	1,792	6,984	7,037
Adjusted EBITDA (c)	$ 6,601	$ 8,819	$ 21,616	$ 50,721
Corporate and Other (d)				
Operating Loss	$ (3,017)	$ (3,252)	$ (10,677)	$ (14,348)
Depreciation and Amortization	121	121	464	493
EBITDA (c)	$ (2,896)	$ (3,131)	$ (10,213)	$ (13,855)

(a) On January 4, 2009, the Company adopted the FASB Accounting Standard Codification 810, Consolidation, (formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of Accounting Research Bulletin No. 51"). Prior period amounts have been reclassified to conform to the current year presentation.

(b) Includes pre-tax restructuring costs of $2,146 and $3,105 in the three-month periods ended January 2, 2010 and January 3, 2009, respectively. Includes pre-tax restructuring costs of $4,429 in the twelve-month period ended January 2, 2010 and pre-tax restructuring costs of $3,697, net of pre-tax gains from sales of assets of $1,687, in the twelve-month period ended January 3, 2009.

(c) Represents a non-GAAP financial measure.

(d) "Other" includes the results from the Fiber-based Products business.

(e) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the current period.

-more-

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $226 million in 2009 and 1,600 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended October 3, 2009. These include risks and uncertainties relating to worldwide and local economic conditions as well as the pulp and paper industry; our debt obligations; restrictions in our credit agreement and compliance with covenants; future restructurings; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; soundness of suppliers and customers; soundness of financial institutions; litigation and warranty costs related to our discontinued operation; our acquisition strategy; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

###